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Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2003		2002
Earnings before fixed charges:
Income before income taxes and minority interest	$1,790		$1,234
Plus: Fixed charges	824		614
Less: Minority interest (pretax) in mandatorily redeemable preferred interest in a subsidiary	6		10
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	18		14

Earnings available to cover fixed charges	$2,590		$1,824

Fixed charges(*):
Interest, including amortization of deferred financing costs	$716		$538
Minority interest (pretax) in mandatorily redeemable preferred interest in a subsidiary	6		10
Interest portion of rental payment	102		66

Total fixed charges	$824		$614

Ratio of earnings to fixed charges	$3.14	x	$2.97	x

(*)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	September 30,
	2003	2002
Incurred by the Company's PHH subsidiary	$256	$148
Related to the debt under management and mortgage programs incurred by the Company's vehicle rental subsidiaries	201	158
All other	259	232

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Cendant Corporation and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)